EXHIBIT 1.01

CONFLICT MINERALS REPORT

This is the Conflict Minerals Report for National Presto Industries, Inc. for the reporting period from January 1, 2023, to December 31, 2023, filed with the United States Securities and Exchange Commission pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule 13p-1”).

National Presto Industries, Inc. and its subsidiaries (collectively “NPI”) are committed to complying with the laws of the United States, which includes Section 1502 of the Dodd-Frank Act, concerning conflict minerals. NPI has communicated these commitments to its suppliers and has educated its suppliers about the conflict minerals reporting obligation. As a downstream company, NPI is several steps removed from the mining of conflict minerals. The composition of our supply chain makes it challenging to identify the origin of conflict materials used in our products. NPI requires its suppliers to perform the necessary due diligence with their supply chains to ascertain the source of any conflict minerals in the products, components or materials they provide to NPI.

Initially, our product engineers reviewed each of our products to determine whether the product or any of its components potentially includes a conflict mineral necessary to the functionality or production of the product. NPI’s Housewares segment uses small amounts of solder in some of its electric and electronic products primarily to solder electrical connections; solder does contain tin. The Safety Segment utilizes conflict minerals in some of its circuit boards and electronic components as well. The Defense segment is required to utilize conflict minerals pursuant to United States Government specifications. Because NPI does not purchase conflict minerals directly from smelters or mines, our product engineers identified the vendor of each product or component that potentially includes such a conflict mineral.

For the relevant period, the Defense segment utilized solder and solder paste, which includes amounts of tin, in impact switch assemblies and various components. Also, for the relevant period, the Defense segment utilized various amounts of gold plating for some components, as well as tantalum and tungsten in tooling and certain ordnance related items.

NPI conducted in good faith a reasonable country of origin inquiry regarding conflict minerals reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country. With respect to the reasonable country of origin inquiry, NPI enjoyed a 100% response rate from its applicable vendors. Based on this reasonable country of origin inquiry, we do not have sufficient information from certain vendors to determine the source of the conflict minerals contained in the products or components that we purchase from such vendors.

Consequently, after conducting the reasonable country of origin inquiry, we found it necessary to conduct due diligence with respect to several of our vendors. This due diligence consisted primarily of (i) utilizing Conflict Minerals Reporting Templates (CMRTs) adapted from the Responsible Minerals Initiative (RMI) (formerly the Conflict-Free Sourcing Initiative (CFSI)) with the goal of identifying the smelters that contribute conflict minerals to our products, (ii) determining whether such smelters participate in the Responsible Minerals Assurance Process (RMAP) (formerly the Conflict-Free Smelter Program (CFSP)) (iii) assessing the vendor’s responses to the CMRT questions and identifying inconsistencies or answers requiring follow-up; and (iv) after any follow-up inquiries, comparing the smelter names provided by the vendors to the lists of RMAP Conformant Smelters and Refiners.

In response to our due diligence activities, most of our vendors provided us with a complete list of their smelters. Upon information that is publicly available, most of the smelters identified participate in the RMI RMAP. The RMI indicates that its standards are closely in alignment with internationally recognized frameworks, including the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and ISO 19011:2011 Guidelines for auditing management systems.

The OECD Guidance Supplement on Tin, Tantalum and Tungsten states that “Downstream companies may participate in industry-wide schemes that assess smelters/refiners’ compliance with this Guidance and may draw on the information these schemes provide to help them fulfill the recommendations in this Guidance.”

In a few cases, the vendors did not have sufficient information to determine the country of origin of the conflict minerals in the products or components sold to us or the specific smelters used to process them.

Although we are not aware that any of our products contain conflict minerals that directly or indirectly financed or benefitted armed groups in the DRC or adjoining countries, due to our downstream position in the supply chain and our reliance on third-party organization’s such as RMI, we do not have sufficient information to conclusively make such a determination.

Based on the due diligence conducted, we believe that no mitigation is needed related to the risk that the tantalum, tin, gold, or tungsten purchased by our vendors benefit armed groups.

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